A special meeting of Credit Suisse Trust - International Equity Flex III Portfolios shareholders was held on September 29, 2011 to approve a proposal to liquidate, dissolve and terminate the Portfolio in accordance with the Plan of Liquidation, Dissolution and Termination adopted by the Board of Trustees. The results of the votes tabulated at the special meeting are reported below.

To approve the Plan of Liquidation, Dissolution and Termination:

For:		12,009,441 shares

Against:	   884,592 shares

Abstain:	   923,055 shares